Mail Stop 4561

February 4, 2010

Robin Raina
Chairman of the Board, President and CEO
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, GA 30328

      Re: **Ebix, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2008
            File No. 000-15946

Dear Mr. Raina:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                  Sincerely,

                  Stephen Krikorian
                  Accounting Branch Chief